UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SERVOTRONICS, INC.

(Name of Issuer)

Common Stock, Par Value $0.20 per Share

(Title and Class of Securities)

817732100

(CUSIP Number)

Brent D. Baird

25 Melbourne Place

Buffalo, New York 14222

Tel. 716-830-6322

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 817732100	SCHEDULE 13D	Page 2 of 8

1.	Names of Reporting Person: Brent D. Baird
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: PF
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization: United States

7.	Sole Voting Power: 127,000 shares of common stock
8.	Shared Voting Power: -0-
9.	Sole Dispositive Power: 127,000 shares of common stock
10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 127,000 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): Common Shares – 5.1%
14.	Type of Reporting Person: IN

CUSIP No. 817732100	SCHEDULE 13D	Page 3 of 8

Item 1.	Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to shares of common stock, par value $0.20 per share (“Common Stock”), of Servotronics, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 1110 Maple Street, Elma, New York 14059.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed by Brent D. Baird (who is referred to herein to as the “Reporting Person”).

(b) The principal address of the Reporting Person is 25 Melbourne Place, Buffalo, New York, 14222.

(c) The Reporting Person is retired from active employment.

(d) During the past five (5) years, Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

(f) The Reporting Person is a U.S. citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock owned by the Reporting Person were purchased by the Reporting Person with his personal funds. The total consideration paid for the 127,000 shares of Common Stock purchased by the Reporting Person was $1,273,460.75.

Item 4.	Purpose of Transaction.

The acquisition of shares of Common Stock by Reporting Person was made for investment purposes. Depending upon overall market conditions, other investment opportunities available to Reporting Person, and the availability of shares of Common Stock at prices that would make the purchase or sale of shares of Common Stock desirable, Reporting Person may endeavor to increase or decrease his position in the Company through, among other things, the purchase or sale of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as Reporting Person may deem advisable.

CUSIP No. 817732100	SCHEDULE 13D	Page 4 of 8

Reporting Person has no present plans or proposals that would relate to, or result in, any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or as would reasonably occur upon or in connection with completion of, or following, any of the actions discussed herein. Reporting Person intends to review his investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company’s financial position and investment strategy, the price level of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, Reporting Person may in the future take such actions with respect to his investment in the Company as he deems appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Company, engaging in discussions with stockholders of the Company or other third parties about the Company and Reporting Person’s investment, including potential business combinations or dispositions involving the Company or certain of its businesses, making recommendations or proposals to the Company concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Company or certain of its businesses, or suggestions for improving the Company’s financial and/or operational performance, purchasing additional shares of Common Stock, selling some or all of his shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock, including swaps and other derivative instruments, or changing his intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Reporting Person owns beneficially, and has the sole power to vote and dispose of, 127,000 shares of Common Stock or approximately 5.1% of the outstanding shares of Common Stock of the Company, based on 2,491,667 shares of Common Stock outstanding as of July 20, 2021, as set forth in the Company’s Quarterly Report on Form 10-Q for the Quarter ended June 30, 2021.

(c) The transactions in shares of Common Stock by Reporting Person during the past sixty (60) days were as follows:

Nature and Date of Transaction	Number of Shares of Common Stock Purchased	Price Per Share ($)
Open Market Purchase - 7/29/21	1000	$8.5274
Open Market Purchase - 7/29/21	1000	$8.497
Open Market Purchase - 7/29/21	1000	$8.12
Open Market Purchase - 7/29/21	1000	$8.6650
Open Market Purchase - 7/30/21	1000	$8.17
Open Market Purchase - 7/30/21	1000	$8.5564
Open Market Purchase - 8/2/21	1000	$8.6675
Open Market Purchase - 8/2/21	1000	$8.6647
Open Market Purchase - 8/2/21	1000	$8.9390
Open Market Purchase - 8/3/21	2000	$8.9858
Open Market Purchase - 8/3/21	1000	$8.8552

CUSIP No. 817732100	SCHEDULE 13D	Page 5 of 8

Nature and Date of Transaction	Number of Shares of Common Stock Purchased	Price Per Share ($)
Open Market Purchase - 8/3/21	1000	$8.8080
Open Market Purchase - 8/3/21	1000	$8.9853
Open Market Purchase - 8/3/21	1000	$8.8523
Open Market Purchase - 8/3/21	2000	$8.9659
Open Market Purchase - 8/3/21	1000	$9.1954
Open Market Purchase - 8/3/21	2000	$9.2815
Open Market Purchase - 8/4/21	1000	$9.2332
Open Market Purchase - 8/4/21	1000	$9.15
Open Market Purchase - 8/5/21	1000	$9.3030
Open Market Purchase - 8/6/21	1000	$8.66
Open Market Purchase - 8/6/21	1000	$9.3086
Open Market Purchase - 8/9/21	1000	$9.1943
Open Market Purchase - 8/9/21	1000	$9.07
Open Market Purchase - 8/9/21	1000	$9.287
Open Market Purchase - 8/10/21	1000	$9.2003
Open Market Purchase - 8/10/21	1000	$9.0815
Open Market Purchase - 8/11/21	1000	$8.67
Open Market Purchase - 8/11/21	1000	$8.9238
Open Market Purchase - 8/11/21	1000	$8.67
Open Market Purchase - 8/12/21	1000	$9.5324
Open Market Purchase - 8/12/21	1000	$9.8729
Open Market Purchase - 8/13/21	2000	$9.9699
Open Market Purchase - 8/16/21	1000	$9.2731
Open Market Purchase - 8/16/21	1000	$9.4915
Open Market Purchase - 8/16/21	1000	$9.9455
Open Market Purchase - 8/16/21	1000	$9.8122
Open Market Purchase - 8/16/21	1000	$9.84
Open Market Purchase - 8/16/21	2000	$9.4613
Open Market Purchase - 8/16/21	1000	$9.7152
Open Market Purchase - 8/16/21	1000	$9.3115
Open Market Purchase - 8/16/21	1000	$9.2949
Open Market Purchase - 8/16/21	2000	$9.3774
Open Market Purchase - 8/16/21	1000	$9.3326
Open Market Purchase - 8/16/21	1000	$9.2689
Open Market Purchase - 8/17/21	1000	$9.1989
Open Market Purchase - 8/17/21	1000	$9.1519
Open Market Purchase - 8/17/21	1000	$9.005
Open Market Purchase - 8/17/21	1000	$9.2185
Open Market Purchase - 8/17/21	1000	$9.1729
Open Market Purchase - 8/17/21	1000	$9.4198
Open Market Purchase - 8/17/21	2000	$9.5820
Open Market Purchase - 8/17/21	1000	$9.155
Open Market Purchase - 8/18/21	1000	$9.1014

CUSIP No. 817732100	SCHEDULE 13D	Page 6 of 8

Nature and Date of Transaction	Number of Shares of Common Stock Purchased	Price Per Share ($)
Open Market Purchase - 8/18/21	1000	$8.77
Open Market Purchase - 8/18/21	1000	$9.18
Open Market Purchase - 8/18/21	1000	$9.18
Open Market Purchase - 8/18/21	1000	$9.5899
Open Market Purchase - 8/18/21	2000	$9.2248
Open Market Purchase - 8/18/21	2000	$9.3067
Open Market Purchase - 8/19/21	1000	$9.2776
Open Market Purchase - 8/19/21	1000	$9.327
Open Market Purchase - 8/19/21	1000	$9.1253
Open Market Purchase - 8/20/21	1000	$9.5398
Open Market Purchase - 8/20/21	1000	$9.4788
Open Market Purchase - 8/20/21	1000	$9.7379
Open Market Purchase - 8/23/21	1000	$9.7258
Open Market Purchase - 8/23/21	1000	$10.1931
Open Market Purchase - 8/23/21	1000	$10.3510
Open Market Purchase - 8/24/21	1000	$10.0707
Open Market Purchase - 8/24/21	1000	$10.3385
Open Market Purchase - 8/24/21	5000	$10.5463
Open Market Purchase - 8/27/21	1000	$10.688
Open Market Purchase - 8/27/21	1000	$10.5070
Open Market Purchase - 8/27/21	6000	$10.9936
Open Market Purchase - 8/27/21	1000	$10.8108
Open Market Purchase - 8/27/21	1000	$11.064
Open Market Purchase - 8/30/21	1000	$10.7962
Open Market Purchase - 8/30/21	1000	$10.9555
Open Market Purchase - 8/31/21	1000	$11.2111
Open Market Purchase - 8/31/21	1000	$11.4459
Open Market Purchase - 9/1/21	1000	$11.2416
Open Market Purchase - 9/2/21	2000	$11.596
Open Market Purchase - 9/2/21	1000	$11.5639
Open Market Purchase - 9/2/21	1000	$11.5983
Open Market Purchase - 9/2/21	1000	$11.7439
Open Market Purchase - 9/7/21	1000	$11.6492
Open Market Purchase - 9/7/21	1000	$11.8227
Open Market Purchase - 9/7/21	1000	$11.7602
Open Market Purchase - 9/8/21	1000	$11.3462
Open Market Purchase - 9/8/21	1000	$11.7650
Open Market Purchase - 9/8/21	5000	$11.9815
Open Market Purchase - 9/13/21	1000	$11.0422
Open Market Purchase - 9/15/21	1000	$11.7032
Open Market Purchase - 9/16/21	1000	$11.6563
Open Market Purchase - 9/17/21	1000	$11.6938
Open Market Purchase - 9/17/21	1000	$11.40

CUSIP No. 817732100	SCHEDULE 13D	Page 7 of 8

Nature and Date of Transaction	Number of Shares of Common Stock Purchased	Price Per Share ($)
Open Market Purchase - 9/17/21	1000	$11.4792
Open Market Purchase - 9/21/21	1000	$12.3499
Open Market Purchase - 9/23/21	1000	$11.6423
Open Market Purchase - 9/24/21	1000	$12.2166
Open Market Purchase - 9/27/21	3000	$11.6126

(d) No other person is known to Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

To the knowledge of Reporting Person, there are no contracts, arrangements, understandings or relationships between Reporting Person and any other person or entity with respect to the securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: September 30, 2021

/s/ Brent D. Baird
Brent D. Baird